UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

CHINA INTELLIGENT LIGHTING AND ELECTRONICS, INC.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

None
(CUSIP Number)

Richard Rappaport
1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067
                        (310) 843-9300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 15, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [None]

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only)

Richard Rappaport
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

U.S.A.
	7	Sole Voting Power
		3,548,867(1)
Number of	8	Shared Voting Power
Shares Beneficially		0
Owned by Each	9	Sole Dispositive Power
Reporting Person With		3,548,867(1)
	10	Shared Dispositive Power
		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,548,867(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

16.8%(2)
14	Type of Reporting Person (See Instructions)

IN
(1)  Consists of (i) 293,759 shares and a warrant to purchase 92,913 shares owned by Mr. Rappaport; (ii) 82,620 shares and a warrant to purchase 26,132 shares owned by the Amanda Rappaport Trust, of which Mr. Rappaport is Trustee and may be deemed the indirect beneficial owner of such shares and warrant since he has sole voting and investment control over the shares and warrant; (iii) 82,620 shares and a warrant to purchase 26,132 shares owned by the Kailey Rappaport Trust, of which Mr. Rappaport is Trustee and may be deemed the indirect beneficial owner of such shares and warrant since he has sole voting and investment control over the shares and warrant; and (iv) 1,717,692 shares and a warrant to purchase 1,226,999 shares owned by WestPark Capital Financial Services, LLC, of which Mr. Rappaport is Chief Executive Officer and Chairman and may be deemed the indirect beneficial owner of such shares and warrant since he has sole voting and investment control over the shares and warrant.

(2)  Based on 19,787,388 shares of Common Stock outstanding as of January 15, 2010 and the warrants referenced above.

CUSIP No. [None]

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only)

WestPark Capital Financial Services, LLC
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

California
	7	Sole Voting Power
		2,944,691(1)
Number of	8	Shared Voting Power
Shares Beneficially		0
Owned by Each	9	Sole Dispositive Power
Reporting Person With		2,944,691(1)
	10	Shared Dispositive Power
		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,944,691(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

14.0%(2)
14	Type of Reporting Person (See Instructions)

OO
(1)  Consists of 1,717,692 shares and a warrant to purchase 1,226,999 shares owned by WestPark Capital Financial Services, LLC, of which Mr. Rappaport is Chief Executive Officer and Chairman and may be deemed the indirect beneficial owner of such shares and warrant since he has sole voting and investment control over the shares and warrant.

(2)  Based on 19,787,388 shares of Common Stock outstanding as of January 15, 2010 and the warrant referenced above.

Amendment No. 1 to Schedule 13D

This Amendment No. 1, dated January 19, 2010, to Schedule 13D is filed on behalf of Richard Rappaport and WestPark Capital Financial Services, LLC, and amends that certain Schedule 13D as previously filed by Mr. Rappaport with the Securities and Exchange Commission on March 17, 2008 (the “Schedule 13D”) relating to the common stock (“Common Stock”), $.0001 par value per share, of China Intelligent Lighting and Electronics, Inc. (formerly known as SRKP 22, Inc.) (the “Issuer” or “Company”), a Delaware corporation.

Items 2, 3, 4, 5 and 7 of the Schedule 13D are hereby amended and restated as follows:

Item 2. Identity and Background

(a) This Amendment No. 1, dated January 15, 2010, to Schedule 13D is filed on behalf of Richard Rappaport ("Mr. Rappaport") and WestPark Capital Financial Services, LLC, a limited liability company organized under the laws of the State of California (“WCFS”). Mr. Rappaport and WCFS are collectively referred to herein as the “Reporting Persons.”

(b) The business address of the Reporting Persons is 1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067.

(c) Mr. Rappaport’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Chief Executive Officer of WestPark Capital, Inc., 1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067. The principal business of WestPark Capital, Inc. and WCFS is to invest in companies.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Rappaport is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

On October 11, 2007, Mr. Rappaport acquired directly from the Issuer 1,135,420 shares of Common Stock at an aggregate purchase price of $800.02 and a warrant to purchase 1,135,420 shares of Common Stock at an exercise price of $0.0001 per share (the "Warrant") for an aggregate purchase price equal to $400.01. The source of funding for this purchase was personal funds. The Warrant is immediately exercisable and expires on the earlier of October 11, 2017 or five years from the date the Company consummates a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a "shell company," as defined by Rule 12b-2 under the Securities Exchange Act of 1934 and a "blank check company," as defined by Rule 419 of the Securities Act of 1933.

On October 11, 2007, the Amanda Rappaport Trust and the Kailey Rappaport Trust (together, the "Rappaport Trusts") each acquired directly from the Issuer 319,338 shares of Common Stock at an aggregate purchase price of $225.01 each and warrants to purchase 319,338 shares of Common Stock at an exercise price of $0.0001 per share (the "Rappaport Warrants") for an aggregate purchase price equal to $112.50 each. The source of funding for these purchases was working capital. The Rappaport Warrants are immediately exercisable and expire on the earlier of October 11, 2017 or five years from the date the Company consummates a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a "shell company," as defined by Rule 12b-2 under the Securities Exchange Act of 1934 and a "blank check company," as defined by Rule 419 of the Securities Act of 1933. Mr. Rappaport serves as the sole Trustee of the Rappaport Trusts. He may be deemed indirect beneficial owner of these securities since he has sole voting and investment control over the shares of Common Stock and the Rappaport Warrants.

On October 11, 2007, WCFS acquired directly from the Issuer 2,773,979 shares of Common Stock at an aggregate purchase price of $1,954.55 and a warrant to purchase 2,773,979 shares of Common Stock at an exercise price of $0.0001 per share (the "WestPark Warrant," and together with the Warrant and Rappaport Warrants, the "Aggregate Warrants") for an aggregate purchase price equal to $977.27. The source of funding for this purchase was working capital. The WestPark Warrant is immediately exercisable and expires on the earlier of October 11, 2017 or five years from the date the Company consummates a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a "shell company," as defined by Rule 12b-2 under the Securities Exchange Act of 1934 and a "blank check company," as defined by Rule 419 of the Securities Act of 1933. Mr. Rappaport serves as the Chief Executive Officer ("CEO") and Chairman of WCFS. He may be deemed indirect beneficial owner of these securities since he has sole voting and investment control over the shares of Common Stock and the WestPark Warrant.

As more fully described in Item 4, which is incorporated herein by reference, and in connection with a share exchange transaction that closed on January 15, 2010, Mr. Rappaport canceled (i) 841,661 shares and a warrant to purchase 1,042,507 shares owned by Mr. Rappaport; (ii) 236,718 shares and a warrant to purchase 293,206 shares owned by the Amanda Rappaport Trust; (iii) 236,718 shares and a warrant to purchase 293,206 shares owned by the Kailey Rappaport Trust; and (iv) 1,056,287 shares and a warrant to purchase 1,546,980 shares owned by WCFS, which decreased the number of shares beneficially owned by Mr. Rappaport from 9,096,150 shares to 3,548,867 shares.  Mr. Rappaport did not receive any cash consideration for the cancellation of the shares or warrants.  Mr. Rappaport also resigned from all executive, director and other positions with the Issuer upon closing of the share exchange transaction.

Item 4.   Purpose of Transaction

On October 20, 2009, the Company entered into a Share Exchange Agreement (the “Exchange Agreement”) with China Intelligent Electronic Company Limited, a British Virgin Islands corporation (“China Intelligent”), and the sole shareholder of China Intelligent. On November 25, 2009, the parties entered into Amendment No. 1 to the Share Exchange Agreement (“Amendment No. 1”). On January 15, 2010, the parties entered into Amendment No. 2 to the Share Exchange Agreement (“Amendment No. 2”). The Share Exchange closed on January 15, 2010.  Immediately prior to the Share Exchange and pursuant to the Exchange Agreement, as amended, the Issuer and its shareholders agreed to cancel an aggregate of 4,260,390 shares of common stock and warrants to purchase 5,515,682 shares of common stock such that there were 2,836,000 shares of common stock outstanding and warrants outstanding to purchase 1,580,708 shares of common stock immediately prior to the Share Exchange.  As described in Item 3, which is incorporated herein by reference, Mr. Rappaport and WCFS are two of the shareholders that agreed to cancel shares and warrants.

The foregoing summary of the Share Exchange is qualified in its entirety by reference to the copies of the Exchange Agreement, Amendment No. 1, and Amendment No. 2, which are incorporated herein by reference, filed as Exhibits 2.1, 2.1(a), and 2.1(b), respectively, to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2010.

Item 5.   Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which are hereby incorporated by reference.

(b) The powers that the Reporting Persons have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which are hereby incorporated by reference.

(c) All  transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Items 3 and 4 contained herein, which are hereby incorporated by reference.

(d) Other than Mr. Rappaport, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares discussed herein.

(e) Not applicable.

Item 7.   Material to be Filed as Exhibits.

1.           Joint Filing Agreement attached hereto as Exhibit A.

2.           Share Exchange Agreement, dated as of October 20, 2009, by and among SRKP 22, Inc., China Intelligent Electronic Company Limited, and Li Xuemei (incorporated by reference from Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2010).

3.           Amendment No. 1 to the Share Exchange Agreement, dated November 25, 2009, by and among SRKP 22, Inc., China Intelligent Electronic Company Limited, and Li Xuemei (incorporated by reference from Exhibit 2.1(a) to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2010).

4.           Amendment No. 2 to the Share Exchange Agreement, dated January 15, 2010, by and among SRKP 22, Inc., China Intelligent Electronic Company Limited, and Li Xuemei (incorporated by reference from Exhibit 2.1(b) to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date:  January 19, 2010

RICHARD RAPPAPORT

By:
/s/ Richard Rappaport
Richard Rappaport

WESTPARK CAPITAL FINANCIAL SERVICES, LLC

By:
/s/ Richard Rappaport
Richard Rappaport,
Chief Executive Officer

EXHIBIT INDEX

1.           Joint Filing Agreement attached hereto as Exhibit A.

2.           Share Exchange Agreement, dated as of October 20, 2009, by and among SRKP 22, Inc., China Intelligent Electronic Company Limited, and Li Xuemei (incorporated by reference from Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2010).

3.           Amendment No. 1 to the Share Exchange Agreement, dated November 25, 2009, by and among SRKP 22, Inc., China Intelligent Electronic Company Limited, and Li Xuemei (incorporated by reference from Exhibit 2.1(a) to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2010).

4.           Amendment No. 2 to the Share Exchange Agreement, dated January 15, 2010, by and among SRKP 22, Inc., China Intelligent Electronic Company Limited, and Li Xuemei (incorporated by reference from Exhibit 2.1(b) to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2010).

EXHIBIT A

Agreement of Joint Filing

The  undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of China Intelligent Lighting and Electronics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date:  January 19, 2010

RICHARD RAPPAPORT

By:
/s/ Richard Rappaport
Richard Rappaport

WESTPARK CAPITAL FINANCIAL SERVICES, LLC

By:
/s/ Richard Rappaport
Richard Rappaport,
Chief Executive Officer